Announcement

PacNet’s Head of Malaysia Retires

SINGAPORE, February 1, 2007 -— Pacific Internet Limited or PacNet (NASDAQ: PCNTF) today announced the retirement of its Senior Vice President of Malaysia Operations, Mr. Rodney Tan. Mr. Tan’s last day of service was 31 January 2007. The Company appreciates Mr. Tan’s contributions during his tenure at PacNet.

With Mr. Tan’s retirement, PacNet is pleased to announce that it has appointed Mr. Kevin Lim to oversee the Company’s operations in Malaysia in addition to his current responsibility.

Cautionary Statement

Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Investor & Analyst
Mervin Wang
Pacific Internet Limited
Direct: +65-6771-0780
Mobile: +65-9798-6077
Email: investor@pacific.net.sg